UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Radiant Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

75025N 10 2

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

CUSIP No. 75025N 10 2	13G

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON Alon Goren
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,931,106
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,931,106
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,931,106 shares of common stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.39%
12.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G OF ALON GOREN

Item 1	(a).	Name of Issuer:

Radiant Systems, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3925 Brookside Parkway, Alpharetta, Georgia 30022

Item 2	(a).	Name of Person Filing:

Alon Goren

Item 2	(b).	Address of Principal Business Office, or if None, Residence:

3925 Brookside Parkway, Alpharetta, Georgia 30022

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP No:

75025N 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act;

	(b)	☐ Bank as defined in section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 2,931,106

	(b)	Percent of class: 7.39%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote 2,931,106

		(ii)	Shared power to vote 0

		(iii)	Sole power to dispose or to direct the disposition of 2,931,106

		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of 5 Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

/s/ Alon Goren
Alon Goren